Scott T. Jarboe Direct: (314) 259-2367 Fax: (314) 552-8367 scott.jarboe@bryancave.com

January 29, 2007

United States Securities and
  Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:        Stifel Financial Corp.

Ladies and Gentlemen:

On behalf of Stifel Financial Corp., a Delaware corporation (the “Company”), this letter is being provided to the Commission as supplemental information in accordance with Rule 14a-6(d) under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-6(a), the Company is filing its preliminary proxy statement and form of proxy with the Commission via EDGAR transmission. Definitive copies thereof are intended to be released to security holders on or about February 8, 2007.

Should you have any questions or comments, please do not hesitate to call the undersigned at (314) 259-2367.

Very truly yours,

/s/ Scott T. Jarboe

Scott T. Jarboe